UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Autohome Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

05278C107**

(CUSIP Number)

18/F, No.1333 Lujiazui Ring Road, PuDong,

Shanghai, China, 200120

Attention: Yiming Zhao

Phone: +86-21-38634118

Facsimile: +86-21-33827052

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each of which represents one Class A ordinary share.  No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05278C107
1. Names of Reporting Persons. Yun Chen Capital Cayman
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 61,824,328 Class A ordinary shares
8. Shared Voting Power
9. Sole Dispositive Power 61,824,328 Class A ordinary shares
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 61,824,328 Class A ordinary shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 53.2%
14. Type of Reporting Person (See Instructions) CO

1                               The calculation is based on the aggregate of 116,162,300 Class A ordinary shares, par value US$0.01 per share (the “Class A Shares”) outstanding as of February 22, 2017.

CUSIP No. 05278C107
1. Names of Reporting Persons. Ping An Insurance (Group) Company of China, Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 61,824,328 Class A ordinary shares
8. Shared Voting Power
9. Sole Dispositive Power 61,824,328 Class A ordinary shares
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 61,824,328 Class A ordinary shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 53.2%
14. Type of Reporting Person (See Instructions) CO

2                               The calculation is based on the aggregate of 116,162,300 Class A Shares outstanding as of February 22, 2017.

Item 1.	Security and Issuer.

This constitutes Amendment No.1 (this “Amendment 1”) to the Schedule 13D dated June 22, 2016, relating to the Class A Shares issued by Autohome Inc. (the “Issuer”), whose principal executive office is 10th Floor, Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.

Item 2.	Identity and Background.

(a) This Amendment 1 is being jointly filed by the following persons (each a “Reporting Person” or, collectively, “Reporting Persons”): (i) Yun Chen Capital Cayman, a company organized under the laws of the Cayman Islands (“Yun Chen Capital”) and (ii) Ping An Insurance (Group) Company of China, Ltd., a company organized under the laws of the People’s Republic of China (“Ping An”).

(b) The principal business address of the Reporting Persons is: Ping An Finance Building, No. 1333 Lujiazui Loop, Pudong District, Shanghai 200120, People’s Republic of China.

(c) Yun Chen Capital is a special purchase vehicle and a subsidiary of Ping An.  Ping An is a personal financial services group with three core businesses of insurance, banking and investment and whose ordinary shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange.

In accordance with the provisions of General Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Act”), information concerning each executive officer and director of each Reporting Person required by Item 2 of Schedule 13D is set forth in Schedule A attached to this Amendment 1 and is incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons or any of the persons named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or any of the persons named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See paragraph (a) above for the citizenship of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons are filing this Amendment 1 to report the acquisition by Yun Chen Capital of 7,420,820 Class A Shares for an aggregate purchase price of US$217,430,026.00, or US$29.30 per Class A Share (the “Transaction”), pursuant to a share purchase agreement dated as of February 22, 2017 (the “2017 Share Purchase Agreement”), by and between Yun Chen Capital and Telstra Holdings Pty Limited, a company incorporated under the laws of the Commonwealth of Australia (the “Seller”).  The closing of the Transaction (the “Closing”) occurred on February 22, 2017.  The purchase price was funded from general funds available to the Reporting Persons.

References to and descriptions of the 2017 Share Purchase Agreement are qualified in their entirety by reference to the Share Purchase Agreement filed as Exhibit 2 to this Amendment 1, which is incorporated by reference in its entirety in this Item 3.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Class A Shares from the Seller primarily for long-term investment purposes and intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Amendment 1.  Without limiting the foregoing, and subject to the terms of the Share Purchase Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Class A Shares, dispose of some or all of their Class A Shares or continue to hold Class A Shares (or any combination or derivative thereof).

Pursuant to the Share Purchase Agreement, in connection with the Closing, the Seller caused its designee, Paul Tyler, to resign from the board of directors of the Issuer with effect from February 22, 2017. Yong Sun, one of Yun Chen Capital’s designees, also resigned from the board of directors of the Issuer with effect from February 22, 2017. Immediately after the Closing, the Seller ceased to own any Class A Shares.

References to the Share Purchase Agreement are qualified in their entirety by reference to the Share Purchase Agreement filed as Exhibit 2 to this Amendment 1, which is incorporated by reference in its entirety in this Item 4.

Other than as set forth in this Amendment 1, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Act.  Subject to applicable law, the Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could relate to or result in any of the types of transactions described in such subparagraphs.

Item 5.	Interest in Securities of the Issuer.

(a) See Items 11 and 13 of the cover pages to this Amendment 1 for the aggregate number and percentage of Shares that are beneficially owned by each Reporting Person as of February 22, 2017.

(b) See Items 7 through 10 of the cover pages to this Amendment 1 for the number of Shares that are beneficially owned by each Reporting Person as of February 22, 2017, as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as described in this Amendment 1, to the best knowledge of the Reporting Persons, no transactions in any of the Shares have been effected by any Reporting Person or any other person named in response to Item 2 above during the past sixty days preceding the filing of this Amendment 1.

(d) No other person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons or ADSs representing such Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated by reference in this Item 6.

The Shareholders Agreement dated as of June 21, 2016 entered into by and between Yun Chen Capital and the Seller was terminated on February 22, 2017, in connection with the Closing.

Pursuant to a letter agreement dated as of February 22, 2017 (the “Letter Agreement”), by and between Yun Chen Capital and the Seller, the Seller waived all restrictions on Yun Chen Capital set out in Section 4.3(a) (Lock-up) of a previous share purchase agreement (the “2016 Share Purchase Agreement”) dated as of April 15, 2016 entered into by and between Yun Chen Capital and the Seller.

References to the Letter Agreement and the 2016 Share Purchase Agreement are qualified in their entirety by reference to the Letter Agreement filed as Exhibit 3 to this Amendment 1 and the  Share Purchase Agreement filed as Exhibit 2 to the Schedule 13D dated June 22, 2016, which are incorporated by reference in their entirety in this Item 6.

Other than as described in this Amendment 1, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Amendment 1, and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1

Joint Filing Agreement, dated July 5, 2016, by and between Yun Chen Capital Cayman and Ping An Insurance (Group) Company of China, Ltd. (filed by reference to Exhibit No.1 to the Statement on Schedule 13D dated June 22, 2016)

2	Share Purchase Agreement, dated February 22, 2017, by and between Yun Chen Capital Cayman and Telstra Holdings Pty Limited.

3	Letter Agreement, dated February 22, 2017, by and between Yun Chen Capital Cayman and Telstra Holdings Pty Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2017

Yun Chen Capital Cayman

	By:	/s/ Dong Liu
Name: Dong Liu
Title: Director

Ping An Insurance (Group) Company of China, Ltd.

	By:	/s/ Huichuan Ren
Name: Huichuan Ren
Title: Executive Director & General Manager

SCHEDULE A

YUN CHEN CAPITAL CAYMAN

The name and present principal occupation or employment of the directors and executive officers of Yun Chen Capital Cayman are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is Ping An Finance Building, No. 1333 Lujiazui Loop, Pudong District, Shanghai 200120, People’s Republic of China.

Name	Present Principal Occupation or Employment	Citizenship
Dong LIU	Director	PRC

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

The name and present principal occupation or employment of the directors and executive officers of Ping An Insurance (Group) Company of China, Ltd. are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is Ping An Finance Building, No. 1333 Lujiazui Loop, Pudong District, Shanghai 200120, People’s Republic of China.

Name	Present Principal Occupation or Employment	Citizenship
Mingzhe MA	Chairman and Chief Executive Officer	PRC
Jianyi SUN	Vice Chairman and Executive Vice President	PRC
Huichuan REN	Executive Director and President	PRC
Jason Bo YAO	Executive Director, Executive Vice President, Chief Financial Officer and Chief Actuary	PRC
Yuansiong LEE	Executive Director, Executive Vice President and Chief Insurance Business Officer	Singapore
Fangfang CAI	Executive Director	PRC
Lijun LIN	Non-Executive Director	PRC
Soopakij CHEARAVANONT	Non-Executive Director	Thailand
Xiaoping YANG	Non-Executive Director	HK
Peijin XIONG	Non-Executive Director	PRC
Chong LIU	Non-Executive Director	PRC
Jackson Ka Biu WOO	Independent Non-Executive Director	UK
Stephen Thomas MELDRUM	Independent Non-Executive Director	UK
Dicky Peter YIP	Independent Non-Executive Director	HK
Sai Hung WONG	Independent Non-Executive Director	HK
Dongdong SUN	Independent Non-Executive Director	PRC
Ming GE	Independent Non-Executive Director	PRC